Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 7 - 2009

March 11, 2009
FOR IMMEDIATE RELEASE

AURIZON REPORTS 2008 FINANCIAL RESULTS

Aurizon Mines Ltd. (TSX: ARZ; NYSE Alternext:AZK) is pleased to announce its unaudited financial results for the year ended December 31, 2008.

HIGHLIGHTS

Fourth Quarter highlights:

▪

Cash flow from operations of $11.6 million.

▪

Increase of $18.8 million in unrestricted cash balances.

▪

Gold production of 38,363 ounces.

▪

Net loss of $4.1 million, or ($0.03) per share, which was net of a non-cash derivative loss of
$5.8 million.

▪

Total cash costs of US$356 per ounce.

2008 Highlights:

▪

Record cash flow from operations of $60.3 million, a 35% increase from 2007.

▪

Record revenues of $144 million, a 21% increase from 2007.

▪

Net earnings of $4.9 million, or $0.03 per share, and adjusted net earnings of $9.4 million, or $0.06 per share.

▪

Project debt reduced by 58% to $29.2 million.

▪

Operating profit margin per ounce increased 23% to US$448.

▪

Total cash costs of US$399 per ounce.

“Aurizon delivered a strong financial performance in 2008, enabling us to significantly reduce our debt and exit the year in a healthy financial position,” said David P. Hall, President and Chief Executive Officer, “In 2009, we expect to generate significant operating cash flow which will enable us to further strengthen our balance sheet, unlock the potential of our properties, and pursue other opportunities to improve our long-term production profile.”

FINANCIAL RESULTS

Financial Review

Fourth Quarter

In the fourth quarter of 2008, Aurizon incurred a net loss of $4.1 million, or ($0.03) per share, compared to a net loss of $6.5 million, or ($0.04) per share, in the fourth quarter of 2007.  Fourth quarter results in 2008 were impacted by non-cash derivative losses of $5.8 million, non-cash income and resources taxes of $1.5 million, stock based compensation charges of $1.7 million, and increased exploration activity of $3.0 million at Joanna.  In the fourth quarter of 2007, non-cash charges associated with derivative instruments totalled $10.3 million, partially offset by a non-cash future income tax recovery of $2.4 million.

March 11, 2009
News Release
Aurizon Reports 2008 Financial Results

Cash flow from operating activities was $11.6 million in the fourth quarter of 2008, compared to $12.3 million for the same period of 2007.  Aurizon’s aggregate operating, investing and financing activities during the fourth quarter of 2008 resulted in net cash inflows of $18.8 million.

Gold production for the fourth quarter of 2008 was 38,363 ounces from the processing of 169,291 tonnes at an average grade of 7.7 grams of gold per tonne.  The anticipated lower ore grades in the fourth quarter, compared to the average grade of 8.3 grams/tonne for the first nine months of 2008, were more than offset by a strong Canadian dollar, resulting in cash operating costs per ounce of US$356 in the quarter, compared to US$418 for the first nine months and US$399 for the year.

Year ended December 31, 2008

Net earnings in 2008 totalled $4.9 million, or $0.03 per share, compared to net earnings of $9.4 million, or $0.06 per share in 2007.  Factors impacting operating results in 2008 were $11.4 million of exploration expenses related to the in-fill drilling activity at the Joanna project, and non-cash future income and resource taxes of $5.3 million compared to exploration expenses of $5.2 million and a non-cash a future income tax recovery of $1.3 million in 2007.

Operating results in 2008 were also impacted by non-cash derivative losses of $8.5 million, a $3.2 million recovery of corporate takeover costs and foreign exchange gains of $0.9 million, all on an after tax basis.  After adjusting for these items, adjusted net earnings were $9.4 million, or $0.06 cents per share, compared to adjusted net earnings of $14.2 million, or $0.10 cents per share in 2007.

In 2007, operating results were impacted by non-cash derivative losses of $4.7 million and foreign exchange losses of $0.1 million, on an after tax basis.

In 2008, Casa Berardi gold production totalled 158,830 ounces and gold sales totalled 159,404 ounces, similar to 2007.  The average realized gold price in 2008 was US$847 per ounce and at an average Cad/US exchange rate of 1.07, gold sales totalled $144 million, 21% higher than 2007.  During 2008, 53,217 ounces were delivered against gold call options at an average price of US$835 per ounce, 5% lower than the average London fixing of US$876 per ounce.  Whilst the Canadian dollar fluctuated considerably during 2008 against the US dollar, the average Cad/US dollar exchange rate for the year of 1.07 was similar to the 2007 rate of 1.06.  Silver sales in 2008 totalled $0.5 million.

In 2007, Casa Berardi gold production totalled 159,469 ounces and gold sales totalled 160,600 ounces.  The average realized gold price in 2007 was US$696 per ounce and, at an average Cad/US exchange rate of 1.06, gold sales proceeds totalled $118.8 million.

The Company’s comparative results for 2007 have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”.   This new standard provides guidance for the treatment of preproduction and start-up costs and requires that these costs and related revenues be reflected in earnings. The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.

March 11, 2009
News Release
Aurizon Reports 2008 Financial Results

Calculation of Adjusted Net Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, the recovery of corporate takeover costs, as well as currency exchange fluctuations, as detailed on the table below.  Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, because it will assist in the understanding of the Company’s operating results and financial position.

	2008	2007
(in thousands of Canadian dollars, except per share amounts)
Net earnings as reported	$4,921	$9,351
Add (deduct) the after-tax effect of:
Unrealized loss on derivative instruments	8,522	4,703
Foreign exchange loss (gain)	(852)	96
Recovery of takeover defense costs	(3,220)	-
Adjusted net earnings	$9,371	$14,150
Adjusted net earnings per share	$0.06	$0.10

Balance Sheet

As at December 31, 2008, cash and cash equivalents stood at $34.3 million, compared to $24.8 million in 2007.  In addition, restricted cash balances in respect of the Casa Berardi debt facility totalled $21.2 million at December 31, 2008 compared to $31.8 million in 2007.

At the end of 2008, Aurizon had working capital of $24.1 million compared to $32.2 million at the end of 2007.  Included in current liabilities are two principal debt payments due in March and September 2009, totaling $21.0 million, compared to principal payments of $25.8 million included in current liabilities at the end of 2007.  Also included in current liabilities at December 31, 2008 are non-cash derivative liabilities totaling $13.7 million compared to $4.8 million at the end of 2007.

Long term debt at December 31, 2008, totalled $9.4 million of which $8.2 million is project debt and $1.2 million is refundable government assistance.

Asset retirement obligations at December 31, 2008 increased to $20.9 million compared to $2.6 million as a result of soil characterization studies conducted in 2008 and new environmental guidelines set out by the provincial and federal authorities. The new soil characterization studies at Casa Berardi indicate arsenic levels in the tailings pond exceed the new maximum acceptable levels set by government authorities. The new restoration cost estimate reflects the Company’s commitment to restore the mine site to a state that complies with or exceeds all government standards.

March 11, 2009
News Release
Aurizon Reports 2008 Financial Results

As at the date of this report, Aurizon had 148,417,482 common shares issued and outstanding.  In addition, 8.2 million incentive stock options are outstanding that are exercisable into common shares at an average price of $3.54 per share.

Operations

Summary of Key Operational Statistics - Casa Berardi
	Q1	Q2	Q3	Q4	2008	2007
Operating results
Tonnes milled	163,694	160,054	161,358	169,291	654,397	545,258
Grade – grams/tonne	8.63	7.73	8.58	7.70	8.16	9.78
Mill recoveries - %	92.6%	92.7%	93.3%	91.5%	92.5%	93.0%
Gold Production – ozs	42,074	36,871	41,522	38,363	158,830	159,469
Gold sold – ozs	39,611	41,217	40,228	38,348	159,404	160,600
Per ounce data – US$
Average realized gold price	$877	$869	$845	$793	$847	$696
Total cash costs [1]	$422	$436	$405	$356	$399	$331
Amortization [2]	191	210	211	226	209	172
Total production costs [3]	$613	$646	$616	$582	$608	$503

Table footnotes:

1

Operating costs net of by-product credits, divided by ounces sold.

2

Depreciation, amortization and accretion expenses.

3

Total cash costs plus depreciation, amortization and accretion expenses.

Total cash costs in 2008 were US$399 per ounce, higher than the US$331 per ounce costs in 2007, primarily the result of mining of more tonnes of ore and lower ore grades.  Higher ore throughput in 2008 allowed unit operating costs to drop to $105 per tonne from $107 per tonne in 2007, partially mitigating the higher unit costs on a per ounce basis.

The operating profit margin in 2008 increased 23% to US$448 per ounce compared to US$365 per ounce in 2007, due primarily to higher realized gold prices.  Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price.

NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION

Aurizon has included a non-GAAP performance measure, total cash cost per gold ounce, in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  However, the standard is the accepted standard for reporting cash costs of production in North America.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

March 11, 2009
News Release
Aurizon Reports 2008 Financial Results

Total Cash Costs per Ounce	Q1	Q2	Q3	Q4	2008	2007
(in $ thousands)
Operating costs	$16,869	$18,121	$17,025	$16,590	$68,605	$57,839
By-product silver sales	($147)	($158)	($88)	($92)	($485)	($392)
Total cash costs – Cdn $	$16,722	$17,963	$16,937	$16,498	$68,120	$57,447
Divided by average Bank of Canada Cdn$/US$ exchange rate	1.00	1.00	1.04	1.21	1.07	1.08
Divided by ounces of gold sold	39,611	41,217	40,228	38,348	159,404	160,600
Total cash costs per ounce of gold – US$	$422	$436	$405	$356	$399	$331

Outlook

Casa Berardi enters its third year of commercial operations in 2009 following the re-commencement of operations in November 2006.

Based upon the 2009 mine plan, it is estimated that Casa Berardi will produce approximately 150,000 – 155,000 ounces of gold at an estimated total cash cost of US$390 per ounce, using a Cad$/US$ exchange rate of 1.20.  This compares to the gold production of 158,830 ounces and a total cash cost of US$399 in 2008 at an average Cad$/US$ exchange rate of 1.07.  On-site mining, milling and administrative costs are expected to average $108 per tonne.

The average daily mine production is estimated at 1,800 tonnes per day in 2009, in line with 2008.  Ore grades are expected to average 7.9 grams per tonne compared to the 8.2 grams per tonne achieved in 2008.  Approximately 60% of the ore production will come from Zone 113, 30% from the recently developed Lower Inter Zone and the balance from smaller zones and development material.

In accordance with the terms of the project debt facility, the Casa Berardi mine is required to meet certain financial covenants, as stipulated by the lenders.  The Company expects to meet or exceed these covenants in 2009.

Principal debt repayments totaling $21.0 million will be made from the Company’s restricted cash accounts in 2009, resulting in residual project debt of $8.2 million by the end of 2009.

Sustaining capital expenditures at Casa Berardi are estimated to be $13.0 million in 2009, primarily for the development of the upper and lower portions of Zone 113 and of the Lower Inter Zone.  An additional
$6.9 million is planned for infrastructure and equipment improvements.

Casa Berardi

At Casa Berardi, exploration will focus on the completion of the exploration drift at the 810 metre level of the West mine, and approximately 14,000 metres of drilling to test the depth extension of Zone 113 and the continuity and extension of Zones 118 and 123-South.

In addition, approximately 21,000 metres of infill drilling will be performed on the north and upper limits of the Lower Inter Zone, the eastern part of Zone 113, and Zones 109 and 115.

March 11, 2009
News Release
Aurizon Reports 2008 Financial Results

A total of $8.5 million will be initially invested at Casa Berardi in 2009, including $3.5 million on underground development and infrastructure, and $5.0 million on approximately 35,000 metres of underground drilling.

In addition, Aurizon intends to complete a feasibility study on mining the crown pillar of the East Mine and a preliminary technical assessment study on mining the upper portion of the Principal zones, both by open pit mining.

Joanna

At Joanna, infill drilling of the Hosco deposit has been completed and independent consultants are currently working on a pre-feasibility study which is anticipated to be completed in the third quarter, 2009.

In 2009, approximately $1.5 million will be initially invested to perform approximately 10,000 metres of drilling focused on the following:

a)

Possible eastern extension of the Hosco deposit on the recently optioned Alexandria property.

b)

Testing for potential higher grade gold mineralization in the down dip extension of the Hosco deposit below 500 metres.

c)

Exploration targets north of the existing mineral resources.

Kipawa

At Kipawa, future work programs will be developed following detailed analysis and interpretation of the results of the 2008 field program.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly AMEX) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

March 11, 2009
News Release
Aurizon Reports 2008 Financial Results

      For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Ian S. Walton, Executive Vice President and C.F.O Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements" within the meaning of securities legislation. These forward-looking statements include, but are not limited to, statements regarding the 2009 Casa Berardi mine plan and estimates of gold production, grade and long-term average gold prices, mineral reserve and mineral resource estimates, planned work programs, strategic plans  and expected outcomes.   Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions including those referred to in this news release and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; accidents, and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

March 11, 2009
News Release
Aurizon Reports 2008 Financial Results

Balance Sheets
As at December 31,

(expressed in thousands of Canadian Dollars - unaudited)	2008	2007 (restated) (Note 1)
$		$
ASSETS

Cash and cash equivalents	34,337	24,837
Restricted cash	21,225	31,753
Accounts receivable and prepaid expenses	4,419	3,101
Refundable tax credits and mining duties	5,301	3,865
Derivative instrument assets	412	2,446
Inventories	9,938	8,241
75,632		74,243
Derivative instrument assets	1,420	3,417
Other assets	1,553	4,393
Property, plant & equipment	54,968	38,418
Mineral properties	124,378	130,573
TOTAL ASSETS	257,951	251,044
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	15,067	11,575
Derivative instrument liabilities	13,727	4,852
Current portion of long-term debt	21,663	25,796
Current provincial mining taxes payable	1,302	-
	51,759	42,223
Derivative instrument liabilities	13,474	15,795
Long-term debt	9,430	44,924
Asset retirement obligations	20,905	2,598
Future income tax liabilities	17,442	12,141
TOTAL LIABILITIES	113,010	117,681
SHAREHOLDERS’ EQUITY
Share Capital Common shares issued – 148,068,248 (2007 – 146,730,948)	194,647	190,976
Contributed Surplus	872	837
Stock based compensation	9,013	6,062
Deficit	(59,591)	(64,512)
TOTAL SHAREHOLDERS’ EQUITY	144,941	133,363
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	257,951	251,044

Note 1:

The comparative results have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and intangible Assets”.  The adoption of this new standard results in a change in the treatment of preproduction and start-up costs and requires that these costs and related revenues be reflected in earnings. The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.

March 11, 2009
News Release
Aurizon Reports 2008 Financial Results

Statements of Earnings (Loss) and Comprehensive Income (Loss)
For the periods ended December 31,

	Three months ended December 31,		Year ended December 31,
(expressed in thousands of Canadian Dollars, except for share and per share amounts - unaudited)	2008	2007 (restated) (Note 1)	2008	2007 (restated)(Note 1)
Revenue	$	$	$	$
Mining operations	37,517	33,333	144,452	119,160
Expenses
Operating costs	16,590	17,470	68,605	57,839
Depreciation, depletion and accretion	10,535	9,726	35,582	29,754
Administrative and general costs	3,182	2,176	10,929	8,487
Exploration costs	3,116	1,684	11,426	5,242
Unrealized derivative losses	5,794	10,312	10,586	6,039
Interest on long-term debt	360	1,238	2,692	4,958
Foreign exchange (gain) loss	828	21	(1,059)	123
Capital taxes	136	212	397	849
Other income	(426)	(696)	(6,229)	(2,212)
	40,115	42,143	132,929	111,079
Earnings (loss) for the period before income taxes	(2,598)	(8,810)	11,523	8,081
Current provincial mining taxes	(465)	-	(1,302)	-
Future income tax expense relating to mining duties	(1,395)	-	(3,162)	-
Future income tax recovery (expense)	404	2,360	(2,138)	1,270
Net earnings (loss) and comprehensive income (loss) for the period	(4,054)	(6,450)	4,921	9,351
Earnings (loss) per share Basic and diluted	(0.03)	(0.04)	0.03	0.06
Weighted average number of common shares outstanding	147,708	146,502	147,708	146,502

Note 1:

The comparative results have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and intangible Assets”.  The adoption of this new standard results in a change in the treatment of preproduction and start-up costs and requires that these costs and related revenues be reflected in earnings. The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.

March 11, 2009
News Release
Aurizon Reports 2008 Financial Results

Statements of Cash Flow
For the periods ended December 31,

	Three months ended December 31,		Year ended December 31,
(expressed in thousands of Canadian Dollars - unaudited)	2008	2007 (restated) (Note 1)	2008	2007 (restated) (Note 1)
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss) for the period from continuing operations	(4,054)	(5,901)	4,921	9,351
Adjustment for non-cash items:
Depreciation, depletion and accretion	10,535	9,178	35,582	29,754
Refundable tax credits and mining duties	(534)	(624)	(2,003)	(1,938)
Inventory obsolescence reserve	93		93	-
Loss (gain) on sale of property, plant & equipment	3	5	(8)	41
Stock based compensation	1,708	996	4,003	3,529
Unrealized non-hedge derivative losses	5,794	10,312	10,586	6,039
Future income tax expense (recovery)	991	(2,125)	5,301	(1,270)
	14,536	11,841	58,475	45,506
Decrease (increase) in non-cash working capital items	(2,977)	437	1,790	(784)
	11,559	12,278	60,265	44,722
INVESTING ACTIVITIES
Reclamation deposits	(158)	(95)	(158)	(95)
Property, plant & equipment	(2,363)	(2,093)	(7,500)	(6,960)
Mineral properties	(6,546)	(1,223)	(20,498)	(10,397)
Refundable tax credits	1,783	1,447	1,783	1,447
Refundable mining duties	-	-	2,174	2,463
Restricted cash proceeds (funding)	14,220	7,698	10,528	(12,397)
	6,936	5,734	(13,671)	(25,939)
FINANCING ACTIVITIES
Issuance of shares	173	379	2,653	814
Long-term debt	119	12	(39,747)	(4,226)
	292	391	(37,094)	(3,412)
INCREASE IN CASH AND CASH EQUIVALENTS	18,787	18,403	9,500	15,371
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	15,550	6,434	24,837	9,466
CASH AND CASH EQUIVALENTS – END OF PERIOD	34,337	24,837	34,337	24,837

Note 1:

The comparative results have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and intangible Assets”.  The adoption of this new standard results in a change in the treatment of preproduction and start-up costs and requires that these costs and related revenues be reflected in earnings.  The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated.